UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Quarter Ended: June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

GoHealth, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

214 West Huron St.
Address of Principal Executive Office (Street and Number)

Chicago, IL 60654
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
Due to technical difficulties encountered while submitting its Quarterly Report on Form 10-Q for the three months ended June 30, 2022 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) through third-party filing software, the registrant’s submission of the Form 10-Q was not timely completed until after 5:30 p.m. ET on August 15, 2022. The 10-Q was accepted by the SEC at 5:50 p.m. ET on August 15, 2022.

PART IV – OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Jason Schulz	312	386-8200
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GoHealth, Inc.
(Name of registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022

By:	/s/ Jason Schulz
Name:	Jason Schulz
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)